UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Despegar Announces the Filing of its Annual Report on Form 20-F for Fiscal Year 2023

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)-- Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”), Latin America’s leading travel technology company, today announced that its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 was filed with the U.S. Securities and Exchange Commission (“the SEC”) on April 26, 2024 and is available on Despegar’s website at www.despegar.com and on the SEC’s website at www.sec.gov.

Investors can receive a printed copy of this report, including the Company's complete audited financial statements, free of charge upon request by contacting Luca Pfeifer at luca.pfeifer@despegar.com.

About Despegar.com

Despegar is the leading travel technology company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated group that includes Despegar, Decolar, Best Day, Viajes Falabella, Viajanet Stays and Koin, and has become one of the largest travel companies in Latin America.

Despegar operates in 19 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, Despegar has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experience. Despegar’s common shares are traded on the New York Stock Exchange (NYSE: DESP). For more information, visit Despegar’s Investor Relations website https://investor.despegar.com/.

IR Contact

Luca Pfeifer
Investor Relations
Phone: (+1) 3054811785
E-mail: luca.pfeifer@despegar.com

Source: Despegar.com, Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2024

DESPEGAR.COM, CORP.

By:	/s/ Monica Alexandra Soares da Silva
Name:	Monica Alexandra Soares da Silva
Title:	General Counsel